SUPPLEMENTARY BENEFIT

Waiver of Monthly Deduction-- Primary Insured

1. DEFINITIONS

1.1 Primary Insured is identified in the Coverage Description.

1.2 Injury means accidental bodily injury sustained while this benefit is in force and prior to the Policy Anniversary following the Primary Insured's 60th birthday.

1.3 Sickness means illness or disease that first manifests itself while this benefit is in force and prior to the Policy Anniversary following the Primary Insured's 60th birthday.

1.4 Dismemberment means actual severance of the hand or foot from the body at or above the wrist or ankle joint. The dismemberment must be total and irrecoverable. Loss of use alone is not dismemberment.

1.5  Total Disability means either:

     1. For the first 24 months, the Primary Insured's complete inability, as a result of Injury or Sickness, to perform the main duties of the occupation or service in which the Primary Insured worked when he or she became disabled. After 24 months, Total Disability means the Primary Insured's complete inability to engage in any occupation for which he or she is reasonably fitted by education, training or experience.

OR

     2. The loss by Dismemberment of: a. both hands; or b. both feet; or c. one hand and one foot.

2. WAIVER OF MONTHLY DEDUCTION BENEFIT

2.1 Waiver: If the Primary Insured suffers six months of continuous Total Disability due to Injury or Sickness:

     1. we will return to the Policy Account all Monthly Deductions since the start of the Total Disability as of the dates they were deducted; and

     2. on each Monthly Anniversary thereafter we will waive the Monthly Deduction for as long as Total Disability continues.

2.2 Conditions: Total Disability must commence before the Policy Anniversary following the Primary Insured's 60th birthday and while this benefit is in force. No Monthly Deductions will be waived for periods of Total Disability during which you are not under the normal and customary care of a physician. No Monthly Deductions will be waived after Total Disability ceases.

2.3 Recurrent Disabilities: Separate periods of Total Disability beginning while this benefit is in force will be considered as one continuous disability period unless such separate periods are:

     1.   due to unrelated causes; or

     2. due to the same or related causes, but are separated by at least six months during which the Primary Insured has returned to work.

2.4 Cost: The initial monthly Cost of Insurance for this benefit is shown in the Coverage Description.
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3. EXCLUSIONS

No   Monthly Deductions will be waived if Total Disability results from:

     1.   intentional, self-inflicted injury;

     2.   committing or attempting to commit a felonious act; or

     3. war, or act of war, whether or not the Primary Insured is in military service. Act of war includes any act peculiar to military operations in time of war, whether declared or undeclared.

4. CLAIMS

4.1 Notice of Claim:We must receive written notice of claim and due proof of Total Disability at our Home Office while the Primary Insured is alive and Total Disability continues. We may require the Primary Insured to be examined at our expense by a medical examiner of our choice.

4.2 Time of Notice: Notice and proof of claim must be received within one year after this benefit terminates. If not, we will not waive the Monthly Deductions unless it is shown that notice and proof were given as soon as reasonably possible.

     We will not waive Monthly Deductions for more than 12 months prior to the date we received the notice of claim in our Home Office. If Total
     Disability began during the grace period, the unpaid portion of Monthly Deductions will continue to be payable to us. Any amounts due and not waived will be deducted from the policy proceeds.

4.3 Proof of Continuance: We may require proof of continuing Total Disability. During the first two years we may require proof as often as reasonably necessary. After 2 years, proof will not be required more often than once each policy year.

     If the required proof of continuing Total Disability is not furnished within 91 days after we request it, we will stop waiving the Monthly Deductions.

5. TERMINATION

This benefit will terminate on the earliest of:

1.   the Policy Anniversary following the Primary Insured's 60th birthday; or

2. the date that the policy is terminated, whether by surrender or lapse, cancellation or maturity. Termination of this benefit will not affect any claim incurred before the termination date. You may cancel this benefit by sending a written request to our Home Office. This benefit will then terminate on the Monthly Anniversary following the date we receive the written request.

6. GENERAL PROVISIONS

     This benefit is made part of the policy in consideration of the application and the payment of premiums for this benefit. This benefit is subject to all provisions of the policy except as specifically modified in this benefit.

This benefit is effective on the Effective Date, unless a different date is shown below.

Date of issue if other than Effective Date:

                                                SAFECO LIFE INSURANCE COMPANY
                                                R.A. Pierson
                                                Sr. Vice President and Secretary